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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 7)


                        The Chicago Dock and Canal Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    1673391
                    ----------------------------------------
                               (CUSIP Number)

Fred Eychaner,  c/o Newsweb Corporation,  1645 W. Fullerton Avenue, Chicago, IL
                             60614  (312) 975-0400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 6, 1996
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 1673391                                            Page 2 of 6 Pages

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   Fred Eychaner     (S.S.# ###-##-####)

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                       (b) [ ]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

              PF

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America

                           7      SOLE VOTING POWER
                                    533,200

                           8      SHARED VOTING POWER

   NUMBER OF SHARES                 -100-
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH
                                    533,200

                          10      SHARED DISPOSITIVE POWER

                                    -100-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              533,300

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.2%

    14      TYPE OF REPORTING PERSON*

              IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 1673391                                              Page 3 of 6 Pages

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              Newsweb Corporation   (I.R.S.# 362728759)

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                       (b) [ ]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

              WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                           7      SOLE VOTING POWER

                                    -0-

                           8      SHARED VOTING POWER

   NUMBER OF SHARES                 -100-
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH
                                    -0-

                          10      SHARED DISPOSITIVE POWER

                                    -100-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              100

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .002%

    14      TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     In accordance with Rule 101 (a)(2)(i) of Regulation S-T of the Securities Exchange Act of 1934, as amended, this Amendment No. 7 hereby amends and supplements the statement of Schedule 13D, dated January 24, 1995, as amended and restated in its entirety by Amendment No. 1 dated June 16, 1995, as amended and supplemented by Amendment No. 2 dated July 28, 1995, as amended and supplemented by Amendment No. 3 dated November 3, 1995, as amended and supplemented by Amendment No. 4 dated March 4, 1996, as amended and supplemented by Amendment No. 5 dated June 20, 1996 and as amended and supplemented by Amendment No. 6 dated October 1, 1996 (the "Schedule 13D"), filed by Fred Eychaner individually and on behalf of Newsweb Corporation, relating to the shares of Common Stock, no par value (the "Common Stock" or the "Shares") of the Chicago Dock and Canal Trust (the "Company") with its principal executive offices located at 455 East Illinois Street, Suite 565, Chicago, Illinois 60611. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 hereby is amended to add the following paragraph at the end of such section:

     On December 6, 1996, Newsweb Corporation and CDCT Acquisition Trust (collectively, "Plaintiffs") filed a Verified Complaint for Injunctive Relief and Damages (the "Complaint") against Cityfront Center, L.L.C., Cityfront Acquisition Trust, MCL Chicago Homes, Inc., MCL Construction Corporation and Daniel McLean (collectively, "McLean"). The Complaint is an action to halt McLean's alleged unlawful interference with the Merger Agreement entered into by Plaintiffs and the Company on September 27, 1996. In particular, Plaintiffs allege that a "proposal" submitted by McLean for acquiring the Company after Plaintiffs were declared the successful bidder in the auction for the Company and had entered into the Merger Agreement has damaged and will continue to damage Plaintiffs. Plaintiffs seek relief based on tortious interference with contractual relations, tortious interference with prospective business advantage and equitable estoppel. The foregoing is a summary of the Complaint, which summary is qualified by reference to the text of the Complaint filed as
Exhibit 1 hereto.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Eychaner beneficially owns 533,300 Shares representing 9.2% of the outstanding Shares.

     (b) Eychaner has the sole power to vote and the sole power to dispose of 533,200 Shares. Eychaner has the shared power to vote and the shared power to dispose of 100 Shares. Newsweb Corporation has the sole power to dispose of -0- Shares. Newsweb has the shared power to vote and the shared power to dispose of 100 Shares.

     (c) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (d)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 hereby is amended to add the paragraph added to Item 4 hereby at the end of such section.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     A copy of the Complaint is attached hereto as Exhibit 1.

                                  Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 10, 1996                                 /s/ FRED EYCHANER
                                                        -----------------------
                                                        Fred Eychaner


                                                        NEWSWEB CORPORATION


                                                        /s/ FRED EYCHANER
                                                        ------------------------
                                                        Fred Eychaner, President